UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53021
CUSIP NUMBER:  16936D 205

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I — REGISTRANT INFORMATION

China Century Dragon Media, Inc.

Full name of registrant:

N/A

Former name if applicable:

Room 801, No. 7, Wenchanger Road, Jiangbei,

Address of principal executive office (Street and number):

Huizhou City, Guangdong Province, People’s Republic of China

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2011 cannot be filed within the prescribed time period due to the resignation of the Registrant’s auditor.  As previously reported by the Registrant, on March 22, 2011 MaloneBailey resigned as the Registrant’s independent auditor and provided the Registrant with a notice of resignation (“Resignation Letter”), which indicated that due to discrepancies noted on customer confirmations and the auditor’s inability to directly verify the Registrant’s bank records, MaloneBailey believes these irregularities may be an indication that the accounting records have been falsified, which would constitute an illegal act. MaloneBailey stated in its Resignation Letter that the Registrant’s management had not provided a satisfactory explanation of the discrepancies noted on the customer confirmations and was unwilling to provide authorization to the bank so that the auditor could obtain official bank records directly from the bank’s record keeping system.

Furthermore, the Resignation Letter noted that the discrepancies could indicate a material error in previously issued financial statements.  As a result, MaloneBailey stated that it was unable to rely on management’s representations as they relate to previously issued financial statements and it can no longer support its opinion dated May 14, 2010, except for Note 4 and Note 13, which are as of January 25, 2011, related to the audits of the consolidated financial statements of the Registrant as of December 31, 2009 and 2008, included in the Form S-1 filed with the SEC on February 4, 2011, and its opinion dated May 6, 2010 related to its audits of the consolidated financial statements of CD (Media) Co., Limited and subsidiaries as of December 31, 2009 and 2008, included in the Form 8-K filed with the SEC on February 2, 2011.

The Board of Directors of the Registrant has formed a Special Investigation Committee.  The Special Investigation Committee will investigate, review and analyze the facts, circumstances and issues related MaloneBailey’s resignation as independent auditor and the Registrant’s accounting records.  The Committee is authorized to retain experts and advisers in connection with its investigation.

The Registrant will file its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Duan	(0086)	0752-3138789
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Registrant has not filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months.  The Registrant has not filed its Annual Report on Form 10-K for the year ended December 31, 2010.  As indicated in “Part III—Narrative”, above, MaloneBailey, in its Resignation Letter dated March 22, 2011, advised the Registrant that it can no longer support its opinion dated May 14, 2010, except for Note 4 and Note 13, which are as of January 25, 2011, related to the audits of the consolidated financial statements of the Registrant as of December 31, 2009 and 2008, included in the Form S-1 filed with the SEC on February 4, 2011, and its opinion dated May 6, 2010 related to its audits of the consolidated financial statements of CD (Media) Co., Limited and subsidiaries as of December 31, 2009 and 2008, included in the Form 8-K filed with the SEC on February 2, 2011.  The interim financial statements of the Registrant for the fiscal quarter ended September 30, 2010 contained in the Registrant’s Quarterly Report on Form 10-Q for such period as filed with the SEC, should not be relied upon for the same reasons.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Registrant is unable to prepare and review the financial statements to be contained in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 due to the resignation of MaloneBailey as its independent registered auditor, and the allegations indicated in MaloneBailey’s Resignation Letter which could indicate a material error in previously issued financial statements.  As such, the Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three months ended March 31, 2011 as compared the three months ended March 31, 2010.

China Century Dragon Media, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ George Duan
	Name:	George Duan
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).